[Total S.A. Letterhead]

October 2, 2008

By EDGAR, “CORRESP” Designation

H. Roger Schwall,

Securities and Exchange Commission,

100 F. St, N.E.,

Washington, D.C. 20549-7010,

U.S.A.

Re:	TOTAL S.A. Form 20-F for Fiscal Year Ended December 31, 2007 Filed April 2, 2008
File No. 1-10888

Dear Mr. Schwall:

Thank you for your facsimile dated September 30, 2008 setting forth the comments of the Staff of the Commission (the “Staff”) relating to the annual report on Form 20-F for the year ended December 31, 2007 of Total S.A. As you are aware, unfortunately we did not receive your original letter dated August 29, 2008. We are in the process of preparing our response to your comments. Due to the time and coordination required to prepare a presentation of the relevant information to respond to the comment in full, we currently anticipate that we will be in a position to submit a response to the Staff’s comments on or before October 31, 2008. We appreciate your understanding on this matter.

If you have any questions relating to this matter, please feel free to call the undersigned at (011) (331) 4744-3622 or Richard Asthalter of Sullivan & Cromwell LLP at (011) (331) 7304-5810.

Very truly yours,

/s/ Thierry Reveau de Cyrières
Thierry Reveau de Cyrières
Deputy General Counsel

cc:	Richard G. Asthalter
(Sullivan & Cromwell LLP)